January 17, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Zhangmen Education Inc.

Form 20-F for Fiscal Year Ended December 31, 2021

Filed May 3, 2022

File No. 001-40455

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Blaise Rhodes, Angela Lumley, Rucha Pandit and Donald Field:

This letter sets forth the responses of Zhangmen Education Inc. (the “Company”), including the proposed amendments to its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Annual Report”), to the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 23, 2022.

For the Staff’s convenience, we have included below the comments in bold, and the Company’s responses and/or proposed amendments to the 2021 Annual Report are set forth immediately below the comments (with new language indicated by underlines and deleted language indicated by strike-through marks). The Company undertakes to include the proposed amendments substantially as set forth below in its annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”), with appropriate revisions and updates to reflect the Company’s circumstances at the time when the Company files the 2022 Annual Report.

Form 20-F for Fiscal Year Ended December 31, 2021

Introduction, page ii

1.  We note that your definition of China and the PRC excludes Hong Kong, Macau and Taiwan. Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. This disclosure may appear in the definition itself or in another appropriate discussion of legal and operational risks applicable to the company.

Response

The Company respectfully advises the Staff that it currently does not have operations in Hong Kong or Macau. As a result, the Company believes that it is not subject to material operational risks associated with operating in Hong Kong or Macau. Nonetheless, for the sake of completeness, the Company intends to revise the fourth paragraph on page 11 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to a company’s operations in Hong Kong and Macau, if the laws applicable to mainland China become applicable to entities and business in Hong Kong and Macau in the future. As of the date of this Annual Report, we do not have operations in Hong Kong or Macau. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Doing Business in China” and “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Corporate Structure.”

Item 3, Key Information, page 1

2.  Please refer to the section captioned "Contractual Arrangements and Corporate Structure." Please disclose prominently here that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross- reference to your detailed discussion of risks facing the company as a result of this structure.

Response

In response to the Staff’s comment, the Company intends to replace the entire disclosure under “Item 3. Key Information – Contractual Arrangements and Corporate Structure” on page 1 of the 2021 Annual Report with the following disclosure previously included under “Item 3. Key Information – Item 3.D. Risk Factors” on page 11 of the 2021 Annual Report, which would be further revised as follows, and make conforming disclosures in the 2022 Annual Report:

Zhangmen Education Inc. is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiar~~ies~~y and consolidated variable interest entit~~ies~~y, or the VIE~~s~~. Current PRC laws and regulations ~~impose certain restrictions or prohibitions on~~ restrict foreign ~~ownership of~~ investment in companies that engage in value-added telecommunication services and certain other businesses. Therefore, we have, through our subsidiary, entered into a series of contractual arrangements, as amended and restated, with the VIE~~s~~ as well as ~~their~~its shareholders. This structure allows us to ~~exercise effective control over the VIEs, and is designed to~~ replicate substantially the same economic benefits as would be provided by direct ownership, and allows us to considered the primary beneficiary of the VIE~~s~~ for accounting purposes and to consolidate its operating results in our financial statements under the U.S. GAAP, to the extent the conditions for consolidation of the VIE under U.S. GAAP are satisfied. Nonetheless, The VIE~~s are~~ is owned by certain nominee shareholders, not us.

All of these nominee shareholders are also beneficial owners of the Company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIE~~s~~. Investors who are non-PRC residents may never directly hold equity interests in the VIE~~s~~ under current PRC laws and regulations. Neither such investors nor the holding company itself have an equity ownership in, direct investment in, or control of, through such ownership or investment, the VIE. As used in this annual report, “we,” “us,” “our company,” or “our,” refers to Zhangmen Education Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, our consolidated VIE~~s~~, ~~“Shenzhen Zhangmenren” refers to Shenzhen Zhangmenren Education Consultation Co., Ltd., and “Shanghai Zhangshi” refers to Shanghai Zhangshi Education and Training Co., Ltd., and~~ “Shanghai Zhangda” refers to “Shanghai Zhangda Education Technology Co., Ltd.” We refer to ~~Shanghai Zhangxue Education Technology Co., Ltd (“Shanghai Zhangxue”)~~Shanghai Zhangxinrui Technology Co., Ltd. (“Shanghai Zhangxinrui”) as the PRC subsidiary in the context of describing of its activities. We refer to ~~Shenzhen Zhangmenren, Shanghai Zhangshi and~~ Shanghai Zhangda as the VIE~~s~~ in the context of describing its activities and contractual arrangements with us. The VIE~~s~~ conducts operations in China, and the VIE~~s are consolidated for accounting purposes but are not entities~~ is not an entity in which we own equity, and our Company does not conduct operations by ourselves.

~~Our corporate~~The VIE structure involves unique risks to investors in the ADSs. In ~~2019, 2020 and 2021~~ 2020, 2021 and 2022, the amount of net revenues generated by the VIE~~s~~ accounted for [100]%, [100]% and [~~100~~•]%, respectively, of our total net revenues. As of December 31, ~~2019, 2020 and 2021~~2020, 2021 and 2022, total assets of the VIE~~s~~, excluding amounts due from other companies in the Group, equaled to ~~44.4%,~~ [34.9]% ~~and~~ , [26.8]% and [•]% of our consolidated total assets as of the same dates, respectively. As of the date of this annual report, to our best knowledge, the ~~Our~~ contractual ~~arrangements~~ agreements with the VIE~~s~~ have not been tested in court of law in the PRC. If the PRC government deems that the contractual agreements ~~our contractual arrangements~~ with the VIE~~s~~ does not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIE~~s~~ and, consequently, significantly affect our ability to consolidate the financial results of the VIE~~s~~ and the financial performance of our company as a whole. ~~Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of our business in China~~. The PRC regulatory authorities could further disallow the VIE structure, which would likely result in a material change in our operations and the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed discussion of the risk and uncertainties associated with the VIE structure, ~~S~~see “Item 3. Key Information-3.D. Risk Factor-Risks Relating to Our Corporate Structure-There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect our financial condition and results of operations performance. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and the other risk factors discussed under “Risk Factors— Risks relating to Our Corporate Structure.” ~~for detailed discussion.~~

We face ~~various legal and operational~~ significant regulatory, liquidity and enforcement risks and uncertainties as a company based in and primarily operating in China, including risks and uncertainties regarding that the rules and regulations in China can change quickly with little advance notice, which could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to the use of variable interest entities, education and after-school tutoring, anti-monopoly regulatory actions, as well as cybersecurity and data privacy. In particular, our business, financial condition, results of operations and prospect have been and may continue to be materially and adversely affected by the actions we have taken to date and consider taking to be in compliance with the Alleviating Burden Opinion and other applicable PRC regulatory requirements. We have historically generated a significant portion of our net revenues from the Academic AST Business. In 2021, the net revenues from our Academic AST Business accounted for 45.5% of our total revenues. In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we have terminated our Academic AST Business. In September 2022, we entered into a definitive share purchase agreement with Eternal Zenith Limited (“Eternal Zenith”), an entity controlled by Mr. Jiajun Wu, a senior management member of the Company affiliated to our controlling shareholder, pursuant to which Mr. Jiajun Wu, through Eternal Zenith, would acquire all of our K-12 after-school tutoring business, including all associated assets and liabilities (the “K-12 Business”), for a nominal consideration. The disposed business, primarily including the K-12 Business in mainland China, accounted for approximately 90% of our total revenues in 2021. The disposal of the K-12 Business, together with the accompanying internal reorganization, are crucial steps for us to fully comply with the latest PRC regulatory requirements. We will continue to closely monitor the evolving regulatory environment and make efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and other applicable PRC regulatory requirements. For details, see “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry-Significant uncertainties exist in relation to interpretation and implementation of, or proposed changes to, PRC laws, regulations and policies regarding the private education industry, which may materially and adversely affect our business, financial condition and results of operations. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect” for detailed discussion.

The PRC government may also intervene with or influence our operations at any time by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we have previously registered for sale. The PRC government has recently published new policies that significantly affected ~~our industry~~ certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future ~~further~~ release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or ~~in extreme cases, become~~be worthless. See “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Doing Business in China-Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” for detailed discussion.

3.  Please refer to the section captioned "Contractual Arrangements and Corporate Structure." Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities, education and after-school tutoring and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. In this regard, we note that the Alleviating Burden Opinion materially and adversely affected and may continue to affect your business, operations and financial condition. Please revise to specifically discuss and, to the extent possible, quantify the significant negative impacts such as the impacts on the company's revenues and any other material impacts on property and equipment, intangible assets, goodwill, etc. The significant negative impacts should be presented in such a manner to allow investors to fully understand the negative impacts the Alleviating Burden Opinion had and will have on the company's business, operations and financial performance.

Response

In response to the Staff’s comment, the Company intends to replace the entire disclosure under “Item 3. Key Information – Contractual Arrangements and Corporate Structure” on page 1 of the 2021 Annual Report with the disclosure previously included under “Item 3. Key Information – Item 3.D. Risk Factors” on page 11 of the 2021 Annual Report (as further revised pursuant to the Company’s responses to Comment 2 above), and make conforming disclosures in the 2022 Annual Report. For details, see the Company’s responses to Comment 2 above.

4.  Please refer to the section captioned "Contractual Arrangements and Corporate Structure." Please revise to provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe in greater detail all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. With respect to any contractual arrangements with the VIEs, the diagram should use dashed lines without any arrows.

Response

In response to the Staff’s comment, the Company intends to update and add the following diagram to “Item 3. Key Information – Contractual Arrangements and Corporate Structure” of the 2021 Annual Report, and make conforming disclosures in the 2022 Annual Report. The Company also undertakes to update the diagram of the company’s corporate structure throughout the 2022 Annual Report as follows:

The Company also intends to replicate the entire disclosure under “Item 4 – 4.C Organizational Structure – Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” of the 2021 Annual Report (as further revised pursuant to the Company’s responses to Comment 12 below) on page 1 of the 2021 Annual Report, and make conforming disclosures in the 2022 Annual Report.

5.  Please refer to the section captioned "Transfer of Funds and Other Assets." Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response

In response to the Staff’s comment, the Company intends to revise the last paragraph on page 2 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIE~~s~~ through loans rather than capital contributions. [In ~~2019, 2020 and 2021~~2020, 2021 and 2022, we did not make any loans to the VIE~~s~~. The VIE~~s~~ funds ~~their~~its operations primarily using cash generated from operating and financing activities and interest-free advances from Zhangmen group companies.] For more information, see “Item 3. Key Information—Condensed Consolidating Schedule,” and our consolidated financial statements included elsewhere in this annual report.

6.   Please refer to the section captioned "Implication of the Holding Foreign Companies Accountable Act." Where you discuss the HFCAA, please revise to also discuss the Accelerating HFCAA and the respective time frames for both.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the fiscal year 2023 omnibus spending legislation on December 29, 2022. As a result of the enactment of the Accelerating Holding Foreign Companies Accountable Act, the SEC will prohibit an issuer’s securities from trading on U.S. markets if the SEC identifies such issuer to be a Commission-Identified Issuer for two consecutive years. To reflect the latest developments, the Company also intends to revise the disclosure under “Item 3. Key Information—Implication of the Holding Foreign Companies Accountable Act” on page 10 of the 2021 Annual Report as follows, and make conforming disclosures in its 2022 Annual Report:

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the OTC market, may be prohibited under the Holding Foreign Companies Accountable Act~~, or~~ (the “HFCAA~~, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three~~ ”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years ~~beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States~~. On December 16, 2021, the PCAOB issued the HFCAA Determination ~~report, according to which~~Report to notify the SEC of its determinations that the PCAOB ~~sets forth a list of PCAOB-registered~~was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and ~~in~~ Hong Kong ~~that the PCAOB is unable to inspect or investigate completely~~(the “2021 Determinations”). As of the date of this annual report, our auditor is not ~~on such list. Whether~~included in the report. On December 15, 2022, the PCAOB ~~will be~~announced that it was able to conduct inspections ~~of our auditor, including but not limited to inspection of the audit working papers related to us, in the future~~and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to ~~substantial~~ uncertainty and depends on a number of factors out of our, and our auditor’s, control~~. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information-3.D. Risk Factors-Risks~~, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. For details, see “Risk Factors—Risks Relating to Doing Business in China—The PCAOB ~~is currently~~had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements for the fiscal year~~s~~ ended December 31, ~~2019 and~~ 2020, which is included elsewhere in this annual report. Recent developments with respect to audits of China-based companies may still also create uncertainty about the ability of our current auditor to fully cooperate with the PCAOB’s inspection requests without the approval of the relevant PRC authorities.”

In addition, the Company intends to revise the following risk factor headings on page 13 of the 2021 Annual Report as follows and make conforming disclosures in its 2022 Annual Report:

•	Risks associated with the historical inability of the PCAOB to inspect our former auditor and uncertainties about the ability of our current auditor to fully cooperate with the PCAOB’s inspection. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Doing Business in China—The PCAOB ~~is currently~~had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements for the fiscal year~~s~~ ended December 31, ~~2019 and~~ 2020, which is included elsewhere in this annual report. Recent developments with respect to audits of China-based companies may still ~~also~~ create uncertainty about the ability of our current auditor to fully cooperate with the PCAOB’s inspection requests without the approval of the relevant PRC authorities” on pages [43 and 44] of this annual report.

•	Risks associated with the potential inability of the PCAOB to inspect our auditor in the future. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Doing Business in China—Trading in our ~~ADSs~~securities on U.S. markets, including the OTC Market, may be prohibited ~~and as a result our ADSs may be delisted~~ under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor~~. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.~~ for two consecutive years” on pages [44 and 45] of this annual report.

•	~~The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter trading.~~

The Company also intends to revise the following risk factors on pages 43 to 45 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

The PCAOB ~~is currently~~had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements for the fiscal year~~s~~ ended December 31, ~~2019 and~~ 2020, which is included elsewhere in this annual report. Recent developments with respect to audits of China-based companies may still ~~also~~ create uncertainty about the ability of our current auditor to fully cooperate with the PCAOB’s inspection requests without the approval of the relevant PRC authorities.

Our former auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), is an independent public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. Deloitte issued the audit report for the fiscal year~~s~~ ended December 31, ~~2019 and~~ 2020, which is included elsewhere in this annual report. Our former auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our former auditor is located in China, a jurisdiction where the PCAOB ~~has been~~was historically unable to conduct inspections without the approval of the relevant PRC authorities before 2022, our former auditor ~~is not currently~~had not been inspected by the PCAOB.

The lack of the PCAOB inspections in China in the past prevented~~prevents~~ the PCAOB from fully evaluating audits and quality control procedures of our former auditor, depriving us and investors in our ADSs of the benefits of such PCAOB inspections. The past inability of the PCAOB to conduct inspections of auditors in China ~~makes~~made it more difficult to evaluate the effectiveness of such auditor’s audit procedures or quality control procedures as compared to auditors outside of China that ~~are~~were subject to the PCAOB inspections. ~~This could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements for the fiscal years ended December 31, 2019 and 2020.~~

On November 19, 2021, we engaged Marcum Asia CPAs LLP ("Marcum Asia", formerly known as Marcum Bernstein & Pinchuk LLP) as our independent registered public accounting firm to replace Deloitte to audit our consolidated financial statements for the fiscal year ended December 31, 2021. For more details, see “Item 16.F. Change in Registration’s Certifying Accountant.” Marcum Asia is an independent registered public accounting firm that is headquartered in Manhattan, New York. As an auditor of companies traded publicly in the United States, it issues the audit report as of and for the years ended December 31, 2021, which is included elsewhere in this annual report. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Marcum Asia’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities.

Trading in our ~~ADSs~~securities on U.S. markets, including the OTC market, may be prohibited ~~and as a result our ADSs may be delisted~~ under the Holding Foreign Companies Accountable Act, or the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor~~. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.~~ for two consecutive years.

~~As part of a continued regulatory focus in the United States on access to audit information and other information currently protected by national law in some jurisdictions, such as those in China, the Holding Foreign Companies Accountable Act, or the HFCAA, has been signed into law on December 18, 2020. The HFCAA states that the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the-counter trading market in the U.S., in the event that the SEC determines our audit reports are issued by a registered public accounting firm that has not been subject to the PCAOB inspection for three consecutive years starting from 2021, Pursuant to the HFCAA, the foregoing prohibition on trading could begin to take place in 2024, by the earliest. In the case that the Accelerating Holding Foreign Companies Accountable Act becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023. For details, see "-The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter trading."~~

~~On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments state that, an SEC-reporting company shall publicly disclose certain information for each year that the PCAOB is unable to inspect its accounting firm, such as the following:~~

~~•~~	~~the auditor’s name and location;~~

~~•~~	~~the percentage of issuer’s shares owned by governmental entities;~~

~~•~~	~~whether governmental entities in the applicable foreign jurisdiction where the auditor resides have a controlling financial interest in the issuer;~~

~~•~~	~~the name of each official of the Chinese Communist Party who is a member of the board of the issuer; and~~

~~•~~	~~whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party.~~

~~The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.~~

~~On December 16, 2021, PCAOB issued the HFCAA Determination report, according to which the PCAOB sets forth a list of PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong that the PCAOB is unable to inspect or investigate completely. As of the date of this annual report, our auditor is not on such list. Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control.~~

~~The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause uncertainty for investors of certain issuers, and the market price of our ADSs could be adversely affected. In the worst case scenario, our ADSs could be delisted if the PCAOB was not able to fully inspect our auditor in relation to their audit work performed for our financial statements in time~~ On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”). As of the date of this annual report, our auditor is not included in the report. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond.Each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms headquartered in mainland China and Hong Kong.Furthermore, on June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant is not subject to PCAOB inspection for two consecutive years. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the fiscal year 2023 omnibus spending legislation. It requires the SEC to prohibit an issuer’s securities from trading on U.S. markets if the SEC identifies such issuer to be a Commission-Identified Issuer for two consecutive years.

Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. This would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with ~~delisting and~~ trading prohibition would have a negative impact on the price of our ADSs. Also, such a ~~delisting or~~ trading prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

~~The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter trading.~~

~~On June 22, 2021, the U.S. Senate passed a bill to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)), which is known as the Accelerating Holding Foreign Companies Accountable Act. It proposes to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA. In addition, the same two-year amendments was included in the America Competes Act of 2022 passed by the U.S. House of Representatives on February 4, 2022.~~

~~There are, however, certain differences between the Accelerating Holding Foreign Companies Accountable Act and the America Competes Act, such as those relating to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to align their respective legislation and pass their amended bills before the President can sign these bills into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the foregoing differences in the respective bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. However, in the case that the bill becomes the law, it may reduce the time period before our ADSs could be delisted from the exchange and prohibited from over- the-counter trading in the U.S.~~

7.  Please revise to discuss the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Disclose here how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S. or foreign exchange. Include risk factor disclosure explaining whether there are laws or regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business, and to what extent the company believes that it is compliant with the laws, regulations or policies that have been issued.

Response

The Company respectfully advises the Staff that it currently does not have operations in Hong Kong, and therefore the Company believes that the application of Hong Kong laws, including those that may result in oversight over data security, does not have a material impact on the Company’s ability to conduct its business, accept foreign investment or be listed on a U.S. or foreign exchange.

To the extent that the Company has material operations in Hong Kong in the future, the Company will ensure that it will provide additional disclosures regarding the applicable laws and regulations in Hong Kong as well as the related risks and consequences, as appropriate.

8.  Please revise to provide a summary of risk factors; disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page) to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

In response to the Staff’s comment, the Company intends to revise the following disclosure on pages 11 to 15 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

~~Zhangmen Education Inc. is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiaries and consolidated variable interest entities, or the VIEs. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Therefore, we have, through our subsidiary, entered into a series of contractual arrangements, as amended and restated, with the VIEs as well as their shareholders. This structure allows us to exercise effective control over the VIEs, and is designed to replicate substantially the same economic benefits as would be provided by direct ownership. The VIEs are owned by certain nominee shareholders, not us. All of these nominee shareholders are also beneficial owners of the Company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” or “our,” refers to Zhangmen Education Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, our consolidated VIEs, “Shenzhen Zhangmenren” refers to Shenzhen Zhangmenren Education Consultation Co., Ltd., and “Shanghai Zhangshi” refers to Shanghai Zhangshi Education and Training Co., Ltd., and “Shanghai Zhangda” refers to “Shanghai Zhangda Education Technology Co., Ltd.” We refer to Shanghai Zhangxue Education Technology Co., Ltd (“Shanghai Zhangxue”) as the PRC subsidiary in the context of describing of its activities. We refer to Shenzhen Zhangmenren, Shanghai Zhangshi and Shanghai Zhangda as the VIEs in the context of describing its activities and contractual arrangements with us. The VIEs conduct operations in China, and the VIEs are consolidated for accounting purposes but are not entities in which we own equity, and our Company not conduct operations by ourselves.~~

~~Our corporate structure involves unique risks to investors in the ADSs. In 2019, 2020 and 2021, the amount of net revenues generated by the VIEs accounted for 100%, 100% and 100%, respectively, of our total net revenues. As of December 31, 2019, 2020 and 2021, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 44.4%, 34.9% and 26.8% of our consolidated total assets as of the same dates, respectively. Our contractual arrangements with the VIEs have not been tested in court.~~

~~If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of our business in China. See “Item 3. Key Information-3.D. Risk Factor-Risks Relating to Our Corporate Structure” for detailed discussion.~~

We face ~~various legal and operational~~ significant regulatory, liquidity and enforcement risks and uncertainties as a company based in and primarily operating in China, including risks and uncertainties regarding that the rules and regulations in China can change quickly with little advance notice, which could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government may also intervene with or influence our operations at any time by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we have previously registered for sale. We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to the use of variable interest entities, education and after-school tutoring, anti-monopoly regulatory actions, as well as cybersecurity and data privacy. ~~The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, as well as cybersecurity and data privacy. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.~~

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to a company’s operations in Hong Kong and Macau, if the laws applicable to mainland China become applicable to entities and business in Hong Kong and Macau in the future. As of the date of this Annual Report, we do not have operations in Hong Kong or Macau. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Doing Business in China” and “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Corporate Structure.”

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•	Risks associated with changes in our business strategies and offerings. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business and Industry—The significant and ongoing changes in our business strategies and offerings may make it difficult to evaluate our future prospects” on pages [14 and 15] of this annual report.

•	Significant uncertainties in relation to the interpretation and implementation of the PRC laws, regulations and policies regarding the private education industry, and particularly, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business and Industry—Significant uncertainties exist in relation to interpretation and implementation of, or proposed changes to, PRC laws, regulations and policies regarding the private education industry, which may materially and adversely affect our business, financial condition and results of operations. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect” on pages [15 to 17] of this annual report.

•	Risks associated with our ability to continue to attract students to purchase our courses and to increase the spending of our students. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business and Industry—If we are not able to continue to attract students to purchase our courses and to increase the spending of our students, our business and prospects will be materially and adversely affected” on page [17] of this annual report.

•	Risks associated with our ability to maintain consistent quality or timely develop our educational content in a cost-effective manner. For details, see “Item 3. Key Information—D. Risk Factors— Risks relating to Our Business and Industry—If we are unable to maintain consistent quality or timely develop our educational content in a cost-effective manner to make them appealing to existing and prospective students, our business and reputation may be materially and adversely affected” on page [17] of this annual report.

•	Risks associated with our ability to maintain and enhance the recognition of our brand. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business and Industry—Our business depends on the continued success of our brand, and if we fail to maintain and enhance the recognition of our brand, we may face difficulty attracting students to our online after-school tutoring service, and our reputation and operating results may be harmed” on see page [18] of this annual report.

•	Risks associated with the significant competition we faced. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business and Industry—We face significant competition, which could increase our customer acquisition cost, cause us to lose students to our competitors, lead to pricing pressure and loss of market shares, and significantly reduce our net revenues” on page [18] of this annual report.

•	Risks associated with our ability to continue to recruit, train and retain a sufficient number of qualified teachers. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business and Industry—If we are not able to continue to recruit, train and retain a sufficient number of qualified teachers, our business, financial conditions and operating results may be materially and adversely affected” on pages [18 and 19] of this annual report.

•	Risks associated with students discontinuing taking our courses. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business and Industry—Students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their academic performance or general dissatisfaction with our courses, which may adversely affect our business, financial condition, results of operation and reputation” on see page [19] of this annual report.

•	Uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our business operations in China. For details, see “Item 3. Key Information— D. Risk Factors—Risks relating to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our business operations in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations” on pages [19 and 20] of this annual report.

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•	Substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE~~s~~ and, consequently, significantly affect our financial condition and results of operations performance. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on pages [38 and 39] of this annual report.

•	Risks associated with our reliance on contractual arrangements with the VIE and its shareholders for our business operations. For details, see “Item 3. Key Information— D. Risk Factors—Risks relating to Our Corporate Structure—We rely on contractual arrangements with the VIE~~s~~ and ~~their~~its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” on page [39] of this annual report.

•	Risks associated with failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—Any failure by the VIE~~s~~ or ~~their~~its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page [40] of this annual report.

•	Risks associated with the actual or potential conflicts of interest between the shareholders of the VIE and us. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—The shareholders of the VIE~~s~~ may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” on page [40] of this annual report.

•	Risks associated with the contractual arrangements in relation to the VIE being subject to scrutiny by the PRC tax authorities. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—Contractual arrangements in relation to the VIE~~s~~ may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investmen” on page [40] of this annual report.

•	Risks associated with our current corporate structure and business operations being affected by the Foreign Investment Law and its Implementation Rules. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law and its Implementation Rules” on pages [40 and 41] of this annual report.

•	Risks associated with our inability to use and enjoy assets held by the VIE that are material to the operation of certain portion of our business. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of certain portion of our business if the entities go bankrupt or become subject to a dissolution or liquidation proceeding” on page [41] of this annual report.

Risks Relating to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•	Risks associated with failure to obtain the approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities in connection with the issuance of securities overseas or maintenance of the trading status of our ADSs. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Doing Business in China— The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or to maintain the listing status of our ADSs” on pages [48 and 49] of this annual report.

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Doing Business in China— Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” on pages [42 and 43] of this annual report.

•	Risks associated with the PRC government intervening or influencing our operations at any time, or exerting more control over our future overseas offerings or foreign investments in us. For details, see “Risk Factors—Risks relating to Doing Business in China—The PRC government may intervene or influence our operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operation and the value of our ADSs” on page [43] of this annual report.

•	Risks associated with the difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws. For details, see “Item 3. Key Information—D. Risk Factors— Risks relating to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws” on page [43] of this annual report.

•	Risks associated with the historical inability of the PCAOB to inspect our former auditor and uncertainties about the ability of our current auditor to fully cooperate with the PCAOB’s inspection. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Doing Business in China—The PCAOB ~~is currently~~had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements for the fiscal year~~s~~ ended December 31, ~~2019 and~~ 2020, which is included elsewhere in this annual report. Recent developments with respect to audits of China-based companies may still ~~also~~ create uncertainty about the ability of our current auditor to fully cooperate with the PCAOB’s inspection requests without the approval of the relevant PRC authorities” on pages [43 and 44] of this annual report.

•	Risks associated with the potential inability of the PCAOB to inspect our auditor in the future. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Doing Business in China—Trading in our ~~ADSs~~securities on U.S. markets, including the OTC Market, may be prohibited ~~and as a result our ADSs may be delisted~~ under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor~~. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.~~ for two consecutive years” on pages [44 and 45] of this annual report.

•	~~The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter trading.~~

•	Risks associated with failure of the custodians or authorized users of our controlling non- tangible assets to fulfill their responsibilities. For details, see “Risk Factors—Risks relating to Doing Business in China—The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets” on pages [45 and 46] of this annual report.

•	Risks associated with being classified as a PRC resident enterprise for PRC enterprise income tax purposes. For details, see “Risk Factors—Risks relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders” on page [46] of this annual report.

Risks Relating to Our Class A Ordinary Shares and Our ADSs

In addition to the risks described above, we are subject to risks relating to our Class A ordinary shares and our ADSs, including, but are not limited to, the following:

•	Risks associated with the volatility of the trading price of our ADSs. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Class A Ordinary Shares and Our ADSs—The trading price of our ADSs has been volatile and may continue to be volatile, regardless of our operating performance” on pages [53 and 54] of this annual report.

•	~~If our average total market capitalization falls below US$50 million for an extended period of time without an acceptable business plan by the NYSE, or falls below US$15 million over a 30 trading-day period, our ADSs may be delisted from the NYSE~~

•	Risks associated with failure of the securities or industry analysts to publish research or reports in favor of us, or at all. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Class A Ordinary Shares and Our ADSs—If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline” on page [55] of this annual report.

•	Risks associated with our dual-class voting structure that will your ability to influence corporate matters. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Class A Ordinary Shares and Our ADSs—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial” on pages [55 and 56] of this annual report.

•	Risks associated with our dual-class voting structure that may adversely affect the trading market for our ADSs. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Class A Ordinary Shares and Our ADSs—The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs” on page [56] of this annual report.

9.  Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to offer securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note the sections captioned "Recent Regulatory Development Draft Cybersecurity Measures" and "Potential CSRC Approval Required for the Listing of our ADS" contains certain information applicable to these permissions and approvals. However, the sections only generally describe the new or proposed laws and regulations but do not evaluate how the company will actually be impacted by the new or proposed laws and regulations. Revise to clarify and specifically address if you believe you will be subject to a cybersecurity review. To the extent you do not believe you will be subject to a cybersecurity review, discuss how you came to that conclusion including the underlying facts and circumstances which support that determination. Please revise as applicable so investors can clearly understand how these new or proposed laws and regulations will impact the company and its business and any future offerings.

Response

In response to the Staff’s comment, the Company intends to revise the last paragraph on page 1 of the 2021 Annual Report as follows, and make conforming disclosures in the 2022 Annual Report:

According to consultation with the competent government authorities, under the currently effective PRC laws and regulations, a company that has been listed on a foreign stock exchange before the promulgation of the Revised Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or to maintain its listing status on the foreign stock exchange on which its securities have been listed. Based on the consultation, we believe that, under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our trading status in the U.S. However, there remain substantial uncertainties on the interpretation and implementations of the Cybersecurity Review Measures. If the CSRC, the CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.~~Under the Revised Cybersecurity Review Measures, we face potential risks if we are deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources.~~

The Company intends to revise the fourth paragraph on page 2 of the 2021 Annual Report as follows, and make conforming disclosures in the 2022 Annual Report:

As the Draft Overseas Listing Regulations have not come into effect, under the currently effective PRC laws and regulations, we are currently not required to obtain any permission from or complete any filing with the CSRC to conduct a securities offering or maintain our trading status in the U.S. However, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas offerings, tradings and listings in general and we ~~We~~ cannot assure you that we will not be required to obtain the approval of the CSRC or of potentially other regulatory authorities to maintain ~~the listing status of our ADSs on the NYSE~~ the trading status in the U.S. or to conduct overseas securities offerings in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas ~~listings~~ tradings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.

In addition, the Company intends to revise the following disclosure under “Item 3. Key Information – Material Licenses and Permits” starting from page 2 of the 2021 Annual Report as follows, and make conforming disclosures in the 2022 Annual Report:

Permission Required from the PRC Authorities for Our Operations and Overseas Securities Offerings ~~Material Licenses and Permits~~

~~Our PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for our operations in China, including, among others, the Value-Added Telecommunication Business Operating License, Internet Culture Operating License, Radio and Television Program Production Operating License, and Publication Operating License, e~~Excepts as disclosed in “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry-We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our business operations in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones could have a material adverse impact on our business, financial condition and results of operations.” and “Item 3. Key Information-3.D. Risk Factors-Risk Relating to Our Business and Industry-Significant uncertainties exist in relation to interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry, which may materially and adversely affect our business, financial condition and results of operations. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After- School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect,” as advised by our PRC legal counsel, we believe our PRC subsidiary and the VIE have obtained all licenses and approvals required for our operations in China, including, among others, the Radio and Television Program Production Operating License and Publication Operating License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we or the VIE may be required to obtain additional licenses, permits, filings, or approvals for the business operations in the future. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we or the VIE had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us or the VIE to obtain such approval, permits, registrations or filings in the future, we or the VIE may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained.

Any such circumstance may subject us or the VIE to fines and other regulatory, civil or criminal liabilities, and we or the VIE may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operations. For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry.”

In addition, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. In connection with our prior overseas offerings and trading status in the U.S., as of the date of this annual report, we (i) have not been required to obtain any permission from or complete any filing with the CSRC, and (ii) have not been required to go through a cybersecurity review by the CAC.

However, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listings, tradings and offerings in general and whether we are required to complete any filing or obtain any specific regulatory approval from the CSRC, the CAC or any other PRC governmental authorities for our future overseas securities offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, we may be unable to fulfill such requirements in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or to maintain the trading status of our ADSs.”

The Company also intends to revise the second to the last paragraph on page 16 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

The State Council promulgated the Amended Implementation Rules for the Private Education Law, or the Amended Implementation Rules, which became effective on September 1, 2021, which provides, among others, that a private school engaging in online education activities using internet technology shall obtain the relevant private school operating permit. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulation Relating to Private Education-The Law for Promoting Private Education and its Implementing Rules.” Further, the PRC government authorities have issued several regulations aiming to strength its regulation of after-school tutoring institutions, including without limitation the Opinion on the Regulation of the Development of After-school Training Institutions, the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, the Implementation Opinions on Regulating Online After-School Training, the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation) and the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation). On April 2, 2022, the MOE jointly with SAMR and NDRC promulgated the Notice on Regulating Non-Academic After-school Training Institutions, which raises certain compliance requirements on non-academic after school tutoring institutions. On April 2, 2022, the Shanghai Municipal Education Commission, together with five other government authorities promulgated the Implementation Measures for the Establishment and Management of After-school Training Institutions in Shanghai effective from April 15, 2022, which raise certain compliance requirements on establishment and management of after-school tutoring institutions in Shanghai.

See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulation Relating to Private Education- Regulation Relating to After-school Tutoring and Educational Apps” for more details. According to our consultation with the local government authority which has jurisdiction over our non-academic tutoring services, the local government authority acknowledged us that it has not started to accept application of private school operating permit for our provision of non-academic tutoring services, and therefore, we have not obtained a private school operating permit for our provision of non-academic tutoring services. We will closely monitor the regulatory development and take measures in a timely manner regarding application of private school operating permit for our provision of non-academic tutoring services.

The Company also intends to revise the second to last paragraph on page 20 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Furthermore, ~~each of~~ Shanghai Zhangda, the VIE, ~~and Shanghai Zhangxiaomen, a subsidiary of the VIE, Shenzhen Zhangmenren,~~ currently holds a Value-added Telecommunications Business Operating License for certain internet information service, or ICP License. However, we cannot assure you that the ICP Licenses held by the VIE~~s~~ can be updated in a timely manner or at all with respect to business activities, websites and applications associated with our business operations because relevant laws and regulations are constantly evolving and can be subject to differing interpretations by PRC government authorities. We are also in the process of renewing the ICP License held by Shanghai Zhangda. Although we are using the best efforts to maintain and renew such license on a timely basis, we cannot assure you such ICP license can be renewed in a timely manner or at all, which is subject to the customary renewing procedure of the relevant governmental authorities. In addition, the Amended Implementation Rules require that a private school engaging in online education activities using internet technology obtain the relevant private school operating permit. As of the date of this annual report, we have not obtained a private school operating permit, which may be required for our online education services. Moreover, the Opinions on Educational Apps require that education apps be filed with competent provincial regulatory authorities for education. Following the Opinions on Educational Apps, we filed our education apps with relevant government authorities. However, to implement the Alleviating Burden Opinion, the MoE requires all educational apps already filed to be refiled to make sure they comply with relevant compliance requirements under the Alleviating Burden Opinion and we are in the process of preparing for application of refiling of our educational apps. Failures to obtain or update such licenses and permits may subject us to fines, confiscation of relevant gains, suspend the operations of our online platforms and other liabilities. Last but not least, due to the ambiguity of the definition of “online publishing service,” and “internet live-streaming services”, the online distribution of content, including our course materials, and our internet education services may be regarded as an “online publishing service” or “internet live-streaming services” and therefore we may be required to obtain an Online Publishing License, or to complete filings as an internet live-streaming platform.

Material Licenses and Permits, page 2

10. We note your disclosure that "[your] PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for our operations in China." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Response

In response to the Staff’s comment, the Company intends to revise the disclosure under “Item 3. Key Information – Material Licenses and Permits” starting from page 2 of the 2021 Annual Report, and make conforming disclosures in the 2022 Annual Report. For details, see the Company’s responses to Comment 9 above.

11.  With respect to the disclosure in this section, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business. If true, state as much and explain why such an opinion was not obtained.

Response

In response to the Staff’s comment, the Company intends to revise the disclosure under “Item 3. Key Information – Material Licenses and Permits” starting from page 2 of the 2021 Annual Report, and make conforming disclosures in the 2022 Annual Report. For details, see the Company’s responses to Comment 9 above.

Risk Factors, page 11

12.  Please refer to the first paragraph and your statement that "[this] structure allows us to exercise effective control over the VIEs, and is designed to replicate substantially the same economic benefits as would be provided by direct ownership." Neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes. Please revise the annual report throughout as applicable.

Response

In response to the Staff’s comment, the Company intends to replace the entire disclosure under “Item 3. Key Information – Contractual Arrangements and Corporate Structure” on page 1 of the 2021 Annual Report with the disclosure previously included under “Item 3. Key Information – Item 3.D. Risk Factors” on page 11 of the 2021 Annual Report (as further revised pursuant to the Company’s responses to Comment 2 above), and make conforming disclosures in the 2022 Annual Report. For details, see the Company’s responses to Comment 2 above.

The Company also intends to make certain revisions to the disclosure on pages 11 to 15 of the 2021 Annual Report and make conforming disclosures in the 2022 Annual Report. For details, see the Company’s response to Comment 8 above.

The Company also intends to revise the following disclosure under “Item 4 – 4.C Organizational Structure – Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” starting from page 96 of the 2021 Annual Report as follows, and make conforming disclosures in the 2022 Annual Report:

Contractual Arrangements with The VIE~~s~~ and The VIE~~s~~’s Respective Shareholders

……

Our contractual arrangements with the VIE~~s~~ and ~~their~~its respective shareholders allow us to (i) ~~exercise effective control over~~be considered as the primary beneficiary of the VIE~~s~~, (ii) receive substantially all of the economic benefits of the VIE~~s~~, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE~~s~~ when and to the extent permitted by PRC law.

As a result of our direct ownership in ~~Shanghai Zhangxue~~Shanghai Zhangxinrui and the contractual arrangements with the VIE~~s~~, we are regarded as the primary beneficiary of the VIE~~s~~ for accounting purposes~~, and we treat the VIEs and their subsidiaries as our consolidated affiliated entities under U.S. GAAP~~. We have consolidated the financial results of the VIE~~s~~ and ~~their~~its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP, to the extent the conditions for consolidation of the VIE under U.S. GAAP are satisfied.

……

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE~~s are~~ is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. We have been further advised by our PRC legal counsel that if the PRC government authorities find that the agreements that establish the structure for operating our value-added telecommunication services and other business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. Additionally, these contractual arrangements may not be as effective as direct ownership in providing us with effective control over the VIE~~s~~. If the VIE~~s~~ or ~~their~~ its shareholders fail to perform their respective obligations under such contractual arrangements, we could be limited in our ability to enforce such contractual arrangements ~~that give us effective control over our business operations~~ in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective. Additionally, the ability of our PRC subsidiar~~ies~~y to pay dividends to us is limited by certain PRC legal restrictions on the payment of dividends by PRC companies and foreign exchange control, among others, which prevent us from having unfettered access to our PRC subsidiar~~ies’~~y’s and VIE~~s’~~s revenues. Our access to the VIE~~s~~’s revenues is also limited since we do not have direct ownership in the VIE~~s~~ and have to rely on the payment of service fees by the VIE~~s~~ to our PRC subsidiar~~ies~~y. See “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Corporate Structure-If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Corporate Structure-Our current corporate structure and business operations may be affected by the Foreign Investment Law and its Implementation Rules” and “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Doing Business in China-Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

In addition, the Company undertakes to thoroughly review and revise the disclosure in its 2022 Annual Report to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE, limit references to control or benefits that accrue to the Company because of the VIE to a clear description of the conditions that the Company has satisfied for consolidation of the VIE under U.S. GAAP, and clarify that the Company is the primary beneficiary of the VIE for accounting purposes.

13. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

In response to the Staff’s comment, the Company intends to add the following risk factor on page 43 of the 2021 Annual Report, and make conforming disclosures in the 2022 Annual Report:

The PRC government may intervene or influence our operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operation and the value of our ADSs.

We conduct our business primarily through our PRC subsidiary and VIE in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs.

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and/or foreign investments in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comments, which require, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for overseas listing is submitted. As of the date of this annual report, the Draft Overseas Listing Regulations were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.

In addition, on January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. There are substantial uncertainties as to the interpretation, application, and enforcement of the Revised Cybersecurity Review Measures and whether to conduct a security offering or maintain our trading status in the U.S. will be subject to the cybersecurity review procedures.

It remains uncertain how PRC government authorities will regulate overseas listing and trading in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC government authorities for our overseas offerings. If the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings or maintain the trading status of our ADS, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

14.  In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and any future offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response

In response to the Staff’s comment, the Company intends to revise the disclosure under “Item 3. Key Information – Recent Regulatory Development Draft Cybersecurity Measures” on page 1 of the 2021 Annual Report as follows, and make conforming disclosures in the 2022 Annual Report. For details, see the Company’s responses to Comment 9 above.

General

15.  If you have one or more directors, officers or members of senior management located in the PRC or Hong Kong, state that is the case and identify the relevant individuals. Include a separate “Enforceability” section and a risk factor addressing the challenges of bringing actions and enforcing liabilities against such individuals.

Response

In response to the Staff’s comment, the Company intends to revise the following risk factor on page 43 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands; however, we conduct substantially all of our operations in China and most of our assets are located outside of the United States.

In addition, all of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. See “Item 6. Directors, Senior Management and Employees - 6.A Directors and Senior Management” for the names of our directors and executive officers. As a result, it may be difficult for you to effect service of process upon us or our management named in the annual report inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

In addition, the Company intends to add the following disclosure immediately after the fifth paragraph on page 72 of the 2021 Annual Report, and make conforming disclosures in the 2022 Annual Report:

Enforceability of Civil Liabilities

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and a most of our assets are located in China. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, and Tian Yuan Law Firm, our PRC legal counsel, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by our Cayman Islands legal counsel, Maples and Calder (Hong Kong) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands, will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

We have been advised by Tian Yuan Law Firm, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Tian Yuan Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or our Ordinary Shares.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to the Company’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) and Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

Zhangmen Education Inc.

By:	/s/ Yi Zhang
	Name:	Yi Zhang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

cc:	Li He

Davis Polk & Wardwell LLP